For Release: May 22, 2025 Attention: Business Editors VERSABANK TO HOST SECOND QUARTER FISCAL 2025 FINANCIAL RESULTS CONFERENCE CALL/WEBCAST WEDNESDAY, JUNE 4, 2025 at 9:00 A.M. ET Bank to Report Second Quarter Fiscal 2025 Results Wednesday, June 4, 2025 at 7:00 a.m. ET LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) will report its second quarter 2025 financial results and host a conference call to discuss those results on Wednesday, June 4, 2025. The conference call/webcast is scheduled for 9:00 a.m. ET and is expected to last approximately 60 minutes. The conference call/webcast will include a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question and answer period. The Bank will report its financial results via news release at approximately 7:00 a.m. ET. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/4jdDXlc to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 416-945-7677 or 888-699-1199 (toll free). For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/Yd10e9z2zAb or on the Bank’s web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank’s web site at: https://www.versabank.com/investor-relations/financial-results/. The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/Yd10e9z2zAb and on the Bank’s web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until July 4, 2025 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 07223#. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-

trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.